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October 5, 2009

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3720

Washington, D. C.  20549

Attention:  Sharon Virga,

Senior Staff Accountant

Re:

Options Media Group Holdings, Inc. / File No. 333-147245

Dear Ms. Virga,

This confirms our telephone conversation of Monday, October 5, 2009, that the time for our client Options Media Group Holdings, Inc. to file an amendment on Form 10-K and Form 10-Q in response to the Staff’s comment letter, will be extended to Friday, October 9, 2009.

Sincerely yours,

/s/ Brian S. Bernstein
Brian S. Bernstein